Exhibit 99.1

Kenon sells half of its Remaining Stake in Qoros to the Majority Shareholder for RMB 1,560 million (US$227 million)

Singapore, January 8, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (together with its wholly-owned subsidiary Quantum (2007) LLC, “Kenon”) announces updates with respect to Qoros Automobile Co., Ltd. (“Qoros”), in which Kenon has a 24% interest.

In January 2018, Kenon announced an investment in Qoros by a China-based investor related to the Baoneng group (the “Majority Shareholder”) to acquire a 51% interest in Qoros, which reduced Kenon's interest in Qoros to 24%.

Kenon today announces it has entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder for a purchase price of RMB 1,560 million (approximately US$227 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder.  The sale is not being made pursuant to the put option described in Kenon's report on Form 6-K dated January 8, 2018 (the “January 6-K”).The sale is subject to obtaining relevant third party consents and other closing conditions, including approvals by relevant government authorities.

Following completion of the sale Kenon will hold a 12% interest in Qoros, the Majority Shareholder will hold 63% and Chery will own 25%.

As previously disclosed in the January 6-K, the Majority Shareholder is required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on its equity ownership in Qoros, including changes in its ownership.

Kenon retains its rights under the put option over its remaining 12% stake in Qoros as described in the January 6-K. Kenon will evaluate its options with respect to its remaining stake in Qoros, including whether or not to exercise its rights under the put option, in accordance with its strategy and other relevant factors relating to its interest in Qoros. In addition, Kenon may in the future sell further portions or all of its remaining stake in Qoros to the Majority Shareholder or otherwise.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Kenon's agreement to sell a portion of its interest in Qoros to the Majority Shareholder, the obligation of the Majority Shareholder to assume its pro rata shares of guarantee and pledge obligations, the put option over Kenon's remaining interest and the statement that Kenon may sell further portions or all of its interest in Qoros and statements with respect to Kenon's strategy with respect to its interest in Qoros. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that third party consents and approvals are not obtained or other closing conditions are not met and therefore (or for any other reason) the sale is not completed, the Majority Shareholder does not assume its proportionate share of guarantees and pledges, Kenon does or does not sell further interests in Qoros or does not or is not able to exercise its rights under the put option over its remaining stake in Qoros, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.